

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 2, 2009

Mr. Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participações, S.A.
Vivo Holding Company
Av. Dr. Chucri Zaidan, 860
Morumbi, 04583-110
Sao Paulo, SP Brazil

> **RE:** **Vivo Participações, S.A.**
> **Vivo Holding Company**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **File No. 333-09470**

Dear Mr. Oliveira de Lima:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Notes to the Financial Statements

39. Summary of the differences between Brazilian GAAP and US GAAP applicable to the company

e) Acquisitions

Acquisition of Telemig Celular Participacaos S.A. and Telemig Celular S.A., page F-84

1. It is unclear to us why you did not assign any value to the subscriber or customer list considering that Telemig had a strong business subscriber base in the state of Minas Gerais. Please explain this to us.

40. Additional Disclosures Required by U.S. GAAP, page F-106

b) Intangible assets, page F-109

2. We note that there was a significant increase in the Concession intangible asset in 2008 of about R$3 billion. We also note that R$1.6 billion was added as a result of the acquisition of the majority ownership of Telemig Celular Participacoes. Please tell us what else caused this asset to increase and expand your disclosure. Also, you state that you are amortizing this asset on a straight-line method over the major term for 3G License until 2038. Please clarify this for us. If you are amortizing the entire balance for thirty years or until 2038 explain why you have changed the estimated useful life from the year ending December 31, 2007 when it was 15 years, ending in 2023. However if the licenses that comprise this asset have different lives and you are amortizing them accordingly please tell us and clarify your disclosure in future filings.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Diane G. Kerr, Esq., Davis Polk & Wardwell
        Via Facsimile: (212) 701-5529